OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-23378
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Thermadyne Holdings Corporation
Full Name of Registrant

Former Name if Applicable

16052 Swingley Ridge Road, Suite 300
Address of Principal Executive Office (Street and Number)

Chesterfield, Missouri 63017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 16, 2006, Thermadyne Holdings Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a Notification of Late Filing on Form 12b-25 disclosing that it would not file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Annual Report”) by the March 16, 2006 deadline, but that it would endeavor to file the 2005 Annual Report by March 31, 2006.  The Company issued a press release on March 31, 2006 and filed a Current Report on Form 8-K on April 3, 2006 disclosing that it would be unable to file the 2005 Annual Report by March 31, 2006 for the reasons described in those filings.

The Company disclosed in these previous filings that it was analyzing whether certain of its subsidiaries have been accurately applying U.S. GAAP to the accounting for foreign currency translations and that it required additional time to complete work necessary to support the financial statement consolidation process and to provide additional supporting analysis to the independent registered public accountants in connection with certain subsidiary account balances and their elimination on consolidation for 2005 and prior years.  As of May 9, 2006, the Company believes the prior year impact of the items reviewed will not require adjustments.

Thermadyne is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2006 (“Quarterly Report”) by the May 10, 2006 deadline because it has not yet completed preparation of its audited financial statements as of and for the year ended December 31, 2005 and thus cannot complete its unaudited financial statements for the quarter ended March 31, 2006.

The Company continues its efforts to complete its 2005 year-end audited financial statements and its financial statements for the quarter ended March 31, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Patricia S. Williams	(636)	728-3133
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
Thermadyne has not filed its 2005 Annual Report on Form 10-K as of this date for the reasons described above.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Thermadyne Holdings Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2006	By	/s/ Patricia S. Williams
		Name:	Patricia S. Williams
		Title:	Vice President, General Counsel
and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).